Harris Associates Investment Trust

Securities and Exchange Commission Review of the Financial

            Statements of the Oakmark Family of Funds Pursuant to

            Sarbanes Oxley

Filed via Edgar Correspondence

This letter is filed on behalf of the Oakmark Funds (“the Funds”), each a series of Harris Associates Investment Trust (“the Trust”), in response to telephone discussions with Christina DiAngelo, staff member of the U.S. Securities and Exchange Commission (“the SEC”) December 11, 2008.  All comments reference the Funds’ Annual Report dated September 30, 2008.  Harris Associates L.P. (“Harris”) is the investment adviser to the Funds.

1.The SEC noted that the Trust’s Form N-PX filing due Friday, August 29, 2008 was not accepted into the EDGAR system until Tuesday, September 2, 2008.  Harris in fact submitted the filing on August 29.  However the Trust’s filing apparently missed the system’s cut-off and was not accepted until September 2 which was the next business day.  We will be mindful of potential time-stamp constraints with the EDGAR system at the end of day in the future.

2.  The SEC observed that the footnote disclosure for the table on page three and the performance tables within the Portfolio Managers reports state the current fiscal year-end expense ratios rather than the expense ratios stated in the fee table of the last issued prospectus, as required under FINRA rule 2210.  Harris will correct this in future reports.  The SEC acknowledges that the prospectus ratios may be dated and that some funds may prefer to report more current expense ratios.  The SEC suggests that it would be acceptable to reference or disclose more current expense ratios in addition to the ratios required by FINRA rule 2210.  Harris will consider adding a reference to the current year expense ratios listed in the Report’s Financial Highlights.

3.  The SEC observed that the Portfolio Managers reports on pages 8, 13 and 36 focus primarily on market events and investment attributes for the quarter ended rather than the full year ended September 30, 2008.  Harris will ensure that future manager’s discussions cover the entire reporting period.

4. The SEC observed that the Oakmark International Fund held securities that were out on loan as of the report date however, did not list collateral assets and a corresponding liability on the Statement of Assets and Liabilities.  The loan was collateralized with non-cash collateral held in an account with the lending agent.  According to the audit guide if the Fund does not have the authority to sell or further pledge the collateral it should not be included in the Fund’s balance sheet.  Harris confirms this reflects the circumstances of the Funds’ securities lending arrangement with State Street. On December 12, 2008 Christina D’Angelo called Harris to confirm that she agreed with this interpretation of the audit guide.

5.  The SEC asked for a description of what is included in Other Income on pages 54 and 55, Statement of Operations.  The amounts represent securities class action litigation settlement proceeds received by the Funds.

6. The SEC suggested that Harris state which Funds are diversified and non-diversified, in the first paragraph on page 63, Notes to Financial Statements. Harris will add these designations to this paragraph beginning with the Semi Annual Report dated March 31, 2009.

7. The SEC observed that the Class Disclosure note on page 63 may be interpreted to suggest that the service fee is the only specific Class II expense.  Harris will expand this disclosure to better describe class specific account servicing expenses, such as transfer agency and sub-transfer agency, beginning with the Semi Annual Report dated March 31, 2009.

8. In reference to the Committed Line of Credit note on page 66, Notes to Financial Statements, the SEC recommends the Funds disclose the commitment fee to maintain the line, if applicable and describe the method of allocation.  Harris will consider including this disclosure beginning with the Semi Annual Report dated March 31, 2009.

9.  The SEC suggested that Trustee information beginning on page 84 should include the number of funds each trustee oversees.  Harris will add this number to the descriptive paragraph for each Trustee for the Annual Report dated September 30, 2009.

Tandy Representation

The Funds acknowledge that:

·        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

·        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·        the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kristi L. Rowsell

Principal Financial Officer